UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

NEWMARK GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

65158N 102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65158N 102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). BGC Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares of Class A Common Stock
	6	SHARED VOTING POWER 131,433,835 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 131,433,835 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,433,835 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 65158N 102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares of Class A Common Stock
	6	SHARED VOTING POWER 155,235,182 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 155,235,182 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,235,182 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 87.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 65158N 102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares of Class A Common Stock
	6	SHARED VOTING POWER 155,235,182 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 155,235,182 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,235,182 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 87.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 65158N 102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 473,073 shares of Class A Common Stock
	6	SHARED VOTING POWER 155,235,182 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 473,073 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 155,235,182 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,708,255 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 87.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 65158N 102

Item 1.	(a) Name of Issuer

Newmark Group, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

125 Park Avenue
New York, New York 10017

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) BGC Partners, Inc. (“BGC”), (ii) Cantor Fitzgerald, L.P. (“CFLP”), the controlling stockholder of BGC, (iii) CF Group Management, Inc. (“CFGM”), the managing general partner of CFLP, and (iv) Howard W. Lutnick, the sole stockholder of CFGM (collectively, the “Reporting Persons”). Each of the Reporting Persons is a controlling person of the Issuer.

(b) Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c) Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”).

(e) CUSIP Number

65158N 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2017:

BGC has shared voting and shared dispositive power with respect to (i) an aggregate of 115,593,786 shares of Class A Common Stock held directly by BGC, and (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) held directly by BGC. CFLP has shared voting and shared dispositive power with respect (i) an aggregate of 115,593,786 shares of Class A Common Stock held directly by BGC, and (ii) 15,840,049 shares of Class A Common

CUSIP No. 65158N 102

Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock of the Issuer held directly by BGC, and (iii) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units of Newmark Holdings, L.P. (“Newmark Holdings”) held directly by CFLP. CFGM has shared voting and shared dispositive power with respect to (i) an aggregate of 115,593,786 shares of Class A Common Stock held directly by BGC, (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, and (iii) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units of Newmark Holdings held directly by CFLP. Howard W. Lutnick has shared voting and shared dispositive power with respect to (i) an aggregate of 115,593,786 shares of Class A Common Stock held directly by BGC, (ii) 15,840,049 shares of Class A Common Stock acquirable by BGC upon conversion of 15,840,049 shares of Class B Common Stock held directly by BGC, and (iii) 23,801,347 shares of Class A Common Stock acquirable by CFLP upon exchange of 23,801,347 exchangeable limited partnership units of Newmark Holdings held directly by CFLP, and sole voting and sole dispositive power with respect to 473,073 shares of Class A Common Stock acquirable by Mr. Lutnick upon exchange of 473,073 exchangeable limited partnership units of Newmark Holdings held directly by Mr. Lutnick.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2017:

(a) Amount beneficially owned:

(i)	BGC is the beneficial owner of 131,433,835 shares of Class A Common Stock.

(ii)	CFLP is the beneficial owner of 155,235,182 shares of Class A Common Stock.

(iii)	CFGM is the beneficial owner of 155,235,182 shares of Class A Common Stock.

(iv)	Howard W. Lutnick is the beneficial owner of 155,708,255 shares of Class A Common Stock.

(b) Percent of class:

(i)	85.1% for BGC;

(ii)	87.1% for CFLP;

(iii)	87.1% for CFGM; and

(iv)	87.1% for Howard W. Lutnick.

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

473,073 shares for Howard W. Lutnick.

CUSIP No. 65158N 102

(ii)	shared power to vote or to direct the vote of:

131,433,835 shares for BGC;

155,235,182 shares for CFLP;

155,235,182 shares for CFGM; and

155,235,182 shares for Howard W. Lutnick.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for BGC;

0 shares for CFLP;

0 shares for CFGM; and

473,073 shares for Howard W. Lutnick.

(iv)	shared power to dispose or to direct the disposition of:

131,433,835 shares for BGC;

155,235,182 shares for CFLP;

155,235,182 shares for CFGM; and

155,235,182 shares for Howard W. Lutnick.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by BGC, CFLP, CFGM or Howard W. Lutnick.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 65158N 102

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

BGC Partners, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

BGC Partners, Inc.	499 Park Avenue	Delaware corporation
New York, NY 10022

Cantor Fitzgerald, L.P.	499 Park Avenue	Delaware limited partnership
New York, NY 10022

CF Group Management, Inc.	499 Park Avenue	New York corporation
New York, NY 10022

Howard W. Lutnick	c/o Cantor Fitzgerald, L.P.	United States citizen
499 Park Avenue
New York, NY 10022

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 14th day of February, 2018, among BGC Partners, Inc., Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(g) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.    The Schedule 13G with respect to the Class A Common Stock, par value $0.01 per share, of Newmark Group, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.    Each of the Joint Filers is eligible to use Schedule 13G for the filing of the information therein contained.

3.    Each of the Joint Filers is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

BGC Partners, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick